Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Brian J. Lane
Direct: 202.887.3646
Fax: 202.530.9589
BLane@gibsondunn.com

March 2, 2011

Mellissa Duru
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549-3628

Re: Cedar Fair

Dear Mellissa:

As counsel for and on behalf of Q Funding III LP and Q4 Funding LP (collectively "Q"), the following responds to the comments set forth in the Staff's comment letter dated February 28, 2011.

  We note your response to prior comment 1 and await the filing of revised disclosure that addresses the points raised therein.

  Response:

  The revised preliminary proxy statement has been filed in conjunction with this response.

  We note your response to prior comments 2 and 3. In addition to the clarifying disclosure you indicate will be included in revised preliminary proxy materials, please include disclosure that clearly acknowledges that Cedar Fair included language that advised unitholders of the lack of a procedure by which they could nominate directors in each of the annual meeting proxy statements filed after 2004.

  Response:

  The preliminary proxy statement has been revised to eliminate any reference to recent actions taken by the company to limit or change unitholder rights previously enjoyed. We believe this addresses your comment.

  We refer to your response to prior comment 3. You indicate that the company's opposition to declaratory relief is supportive of the statement that the company is "now attempting to remove rights previously enjoyed" by unitholders. Your response does not clarify how this opposition supports this statement. We await the revised disclosure and/or supplemental materials. Further, ensure that any revised disclosure addresses the basis for the statement in light of what appears to have been repeated disclosure of the limitation on unitholders' ability to nominate directors in each of the Cedar Fair proxy statements filed after 2004. We may have further comment.

  Response:

  The sentence in question has been removed.

  Please set forth, as done in your response 5, clarifying disclosure that explains to unitholders the basis for your belief that unitholders of the partnership have similar rights to shareholders and what you believe is the subsumed right to nominate candidates for election, notwithstanding the governance structure of a limited partnership. Ensure that you provide context to any such disclosure and set forth as your opinion, your interpretations of the company's proxy materials (in 2004 and in each successive year in which the company's materials disclosed the limitation on unitholders' ability to nominate directors),relevant case law, and/or Cedar Fair's governing instruments.

  Response:

  Rather than lay out the legal case for Q's belief, as currently litigated, we have simplified the disclosure in the revised materials in a way that merely informs the reader that Q has an opinion about the rights due unitholders based, in part, on the company's statements; but, that the matter is being litigated before the appropriate court.

  We note your response to prior comment 6. It is not apparent whether or how you intend to address the comment. Further, with regard to the second bullet point, it is not apparent whether the precedent you cite to: (i) applies in the context of Delaware partnership law or (ii) is self-evident. With regard to the third bullet point, you have not provided materials on a supplemental basis or indicated whether you intend to set forth the basis for your conclusion in the proxy materials. We reissue the comment.

  Response:

  While we believe that the Delaware case law cited applies to Delaware limited partnerships; and, that the principles contained therein are self-evident, the proxy materials have been revised to remove the statements at issue. We advise you supplementally that with regard to the third bullet point, Q's statement was based on the advice of its counsel that analyzed the relevant provisions.

  We note your response to prior comment 8 and partially disagree. Please file corrective disclosure that clarifies the statements made in the February 8, 2011 soliciting materials filed under cover of Schedule 14A. As noted in your response letter, please ensure that you avoid implying in any proxy materials filed that the company has been found or adjudicated to have committed violations under the federal securities laws.

Response:

We will comply with this comment in all future filings. Upon review of the materials filed February 8, 2011, we were unable to find any statement therein that carried such an implication. As such, we respectfully request that the Staff treat this as a future comment.

* * * *

Furthermore, on behalf of the participants, we hereby confirm their acknowledgement of the following:

  The participants are responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The participant may not assert Staff comments as a defense in any ceding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this filing, please contact me at (202) 887-3646.

Sincerely,

/s/ Brian J. Lane

Brian J. Lane

BJL/sga